December 17, 2012

JoAnn Strasser, Esq.
Thompson Hine LLP
41 South High Street, Suite 1700
Columbus, OH 43215

Re: Mutual Fund Series Trust (File No. 812-14102)

Dear Ms. Strasser:

    By letter dated December 12, 2012, you requested that the above-referenced applications filed under the Investment Company Act of 1940 be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

                                    Sincerely,

                                    Jennifer L. Sawin
                                    Branch Chief

cc: Jerry Szilagyi
     5 Abbington Drive
     Lloyd Harbor, NY 11743